SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35117

Deregistration under Section 8(f) of the Investment Company Act of 1940

January 26, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2024. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on February 20, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BNY Mellon International Securities Funds, Inc. [File No. 811-07502]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 22, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $5,481.49 incurred in connection with the liquidation were paid by the applicant and applicant's investment adviser.

Filing Date: The application was filed on December 15, 2023.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Corbin Multi-Strategy Fund, LLC [File No. 811-22517]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 12, 2022, February 13, 2023, May 8, 2023 and June 23, 2023, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212.

EQ Premier VIP Trust [File No. 811-10509]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to EQ Advisors Trust, and on November 12, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $1,996,997 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on January 8, 2024.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

Fiera Capital Series Trust [File No. 811-23220]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MainStay Fiera SMID Growth Fund, MainStay PineStone International Equity Fund, MainStay PineStone U.S. Equity Fund, and MainStay PineStone Global Equity Fund, each a series of Mainstay Funds Trust, and on July 24, 2023, and August 28, 2023, made final distributions to its shareholders based on net asset value. No expenses were incurred in connection with the reorganization.

Filing Dates: The application was filed on September 8, 2023 and amended on January 12, 2024.

Applicant's Address: 375 Park Avenue, 8th Floor, New York, New York 10152.

JPMorgan Insurance Trust [File No. 811-07874]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Lincoln Variable Insurance Products Trust, and on May 1, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $417,907.96 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

<u>Filing Dates</u>: The application was filed on September 22, 2023 and amended on January 19, 2024.

<u>Applicant's Address</u>: 277 Park Avenue, New York, New York 10172.

Strategas Trust [File No. 811-23608]

<u>Summary</u>: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On May 30, 2022, and November 11, 20222, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,000 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Dates</u>: The application was filed on November 15, 2023 and amended on January 3, 2024.

<u>Applicant's Address</u>: 52 Vanderbilt Avenue, 19th Floor, New York, New York 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.